Exhibit 21.1

Subsidiaries of KNOT Offshore Partners LP

Subsidiary	Jurisdiction of Formation
KNOT Offshore Partners UK LLC	Republic of The Marshall Islands
KNOT Shuttle Tankers AS	Norway
KNOT Shuttle Tankers 17 AS	Norway
KNOT Shuttle Tankers 18 AS	Norway
KNOT Shuttle Tankers 12 AS	Norway
Knutsen Shuttle Tankers XII AS	Norway
Knutsen Shuttle Tankers XII KS	Norway